EXHIBIT  -- Letter to Shareholders

                                  EZ TRAVEL, INC.
                           1928 Hodgenville, Suite 104
                               Las Vegas, NV  89106

                                                 June 3, 2002



To the Shareholders of EZ Travel

Dear Shareholders:

I, Edward C. Zimmerman, III am the sole officer and director of EZ Travel, Inc., a Nevada Corporation, organized to conduct business as a travel agency.

I attest that I have the use of facilities to conduct the operations of EZ Travel, Inc. without the expense to the company and its shareholders. In other words, I intend to make these facilities available at no cost to the Company.

As a development stage Company, the Company does not have the funds, at this time, to pay for its own office space. This arrangement will continue until the Company can generate net profits from operations for two consecutive Quarters. If that event should take place, the Company will be ready to grow into larger facilities, and my arrangement to provide free office space to the Company will most likely cease.

Further, this agreement cannot be unilaterally terminated, until the above financial conditions are achieved.

                                      Sincerely,

                                      /s/ Edward C. Zimmerman, III
                                      ----------------------------
                                      Edward C. Zimmerman, III
                                      Sole Officer and Director